Flextronics International Ltd.
2 Changi South Lane
Singapore 486123
(65) 6876 9899

November 5, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:              Gabriel Eckstein, Staff Attorney

Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Re:        Flextronics International Ltd.

Registration Statement on Form S-4

File No. 333-207067 and 333-207067-01 through 333-207067-13

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flextronics International Ltd. (the “Company”) and the additional registrant guarantors named in the above-referenced Registration Statement (together with the Company, the “Registrants”) respectfully request that the effective date for the above-referenced Registration Statement on Form S-4 filed by the Registrants on September 22, 2015 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that it will be declared effective at 9:00 a.m. Eastern Time, on November 9, 2015, or as soon thereafter as is practicable.

The Registrants hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Jeffrey N. Ostrager of Curtis, Mallet-Prevost, Colt & Mosle LLP at (212) 696-6918 or Raymond T. Hum of Curtis, Mallet-Prevost, Colt & Mosle LLP at (202) 452-7358 and that such effectiveness also be confirmed in writing.

Very truly yours,

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Authorized Signatory

FLEXTRONICS AMERICA, LLC

By:	/s/ Christopher Collier
Name:	Christopher Collier
Title:	Manager

FLEXTRONICS INDUSTRIES MARKETING (L) LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS INTERNATIONAL ASIA-PACIFIC LTD

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS INTERNATIONAL EUROPE B.V.

By:	/s/ Mark J. Savage
Name:	Mark J. Savage
Title:	Managing Director

By:	/s/ Robert McCafferty
Name:	Robert McCafferty
Title:	Managing Director

FLEXTRONICS INTERNATIONAL KFT.

By:	/s/ Jean-Francois Zoeller
Name:	Jean-Francois Zoeller
Title:	Managing Director

By:	/s/ Robert McCafferty
Name:	Robert McCafferty
Title:	Managing Director

FLEXTRONICS INTERNATIONAL TECNOLOGIA LTDA.

By:	/s/ Flavio Dos Santos Magalhaes
Name:	Flavio Dos Santos Magalhaes
Title:	Manager

FLEXTRONICS INTERNATIONAL USA, INC.

By:	/s/ Timothy Stewart
Name:	Timothy Stewart
Title:	Vice President & Secretary

FLEXTRONICS LOGISTICS USA, INC.

By:	/s/ Timothy Stewart
Name:	Timothy Stewart
Title:	Vice President & Secretary

FLEXTRONICS MARKETING (L) LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS SALES & MARKETING (A-P) LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS SALES AND MARKETING CONSUMER DIGITAL LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS SALES & MARKETING NORTH ASIA (L) LTD

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS TELECOM SYSTEMS LTD

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director